Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
	(in thousands)
Earnings:
(Loss) income from continuing operations before income taxes	$(30,983)	$(124,072)	$(71,139)	$(32,728)	$(68,729)	$6,277
Add Fixed Charges (from below)	3,817	5,325	6,183	4,514	2,423	6,973

(Loss) earnings to cover fixed charges	$(27,166)	$(118,747)	$(64,956)	$(28,214)	$(66,306)	$13,250

Fixed Charges:
Interest expense	2,963	4,202	4,015	2,462	385	4,651
Amortization of debt issuance costs	332	429	372	—	—	237
Estimated interest component of rent expenses (1)	522	694	1,796	2,052	2,038	2,085

Total Fixed Charges	$3,817	$5,325	$6,183	$4,514	$2,423	$6,973

Ratio of Earnings to Fixed Charges (2)	N/A	N/A	N/A	N/A	N/A	1.9
Deficiency of Earnings Available to Cover Fixed Charges (2)	$(30,983)	$(124,072)	$(71,139)	$(32,728)	$(68,729)	N/A

(1)	Represents the estimated portion of rental expense from operating leases that is considered by us to be representative of interest.
(2)	We have not had any preferred stock outstanding during the periods presented; therefore, the ratio of earnings to (and the deficiency of earnings available to cover) combined fixed charges and preferred stock dividends is the same as our ratio of earnings to (and the deficiency of earnings available to cover) fixed charges alone.